Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Index

Consolidated Statements of Comprehensive Income	2
Consolidated Statements of Financial Position	3
Consolidated Statements of Changes in Equity	4
Consolidated Statements of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6
Summary of Information requested by Resolution N° 368/01 Of the National Securities Commission	27
Review Report
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Ciudad Autónoma de Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Condensed Consolidated Interim Financial Statements

For the three- month period of the

Fiscal Year N° 22 commenced January 1, 2019

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company
in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)

	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
629,252,640 Preferred shares of AR$ 1 par value with no voting rights	629,252,640	629,252,640
	887,769,939	887,769,939

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three month periods ended at March 31, 2019 and 2018

	03.31.19	03.31.18
	$
Continuous Operations
Revenue (Note 4)	7,116,562,530	6,311,425,298
CINIIF 12 - paragraph 14 Credit (Note 5)	2,298,290,404	1,271,322,868
Cost of services (Note 10)	(4,090,917,745)	(3,516,577,659)
CINIIF 12 - paragraph 14 Debit	(2,296,509,229)	(1,269,208,987)
Gross Profit	3,027,425,960	2,796,961,520
Distribution and selling expenses (Note 10)	(454,499,952)	(393,753,414)
Administrative expenses (Note 10)	(282,342,450)	(326,778,004)
Other income and expenses, net (Note 4)	175,887,368	144,494,175
Operating profit	2,466,470,926	2,220,924,277

Financial Income (Note 4)	457,231,687	(48,173,631)
Financial Costs (Note 4)	(820,287,598)	(76,836,528)
Result from exposure to changes in the purchasing power of the currency	(411,625,085)	(429,740,202)
Income before income tax	1,691,789,930	1,666,173,916
Income tax (Note 4)	489,079,895	(651,113,518)
Income for the period for continuous operations	2,180,869,825	1,015,060,398
Net Income for the period	2,180,869,825	1,015,060,398
Other comprehensive income	-	-
Comprehensive Income for the period	2,180,869,825	1,015,060,398

Income attributable to:
Shareholders	2,180,438,558	1,018,179,997
Non –Controlling Interest	431,267	(3,119,599)

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations	8.4237	3.9143

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Financial Statements audited for the year ended at December 31, 2018.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At March 31, 2019 and December 31, 2018

	03.31.19	12.31.18
	$
Assets
Non- Current Assets
Property, plant and equipment	61,750,058	63,909,451
Intangible Assets (Note 5)	41,194,015,419	39,816,506,828
Rights of use	170,824,083	-
Deferred Income tax assets	651,692	714,486
Other receivables (Note 4)	4,407,270,138	4,527,163,964
Total Non-Current Assets	45,834,511,390	44,408,294,729
Current Assets
Other receivables (Note 4)	986,839,800	1,178,557,052
Trade receivables, net (Note 4)	2,758,836,998	2,604,392,732
Other Assets	9,457,014	8,300,386
Investments	-	208,488,959
Cash and cash equivalents (Note 4)	4,717,818,419	4,410,046,224
Total Current Assets	8,472,952,231	8,409,785,353
Total Assets	54,307,463,621	52,818,080,082
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares	258,517,299	258,517,299
Preferred shares	629,252,640	629,252,640
Share Premium	137,280,595	137,280,595
Capital adjustment	8,076,892,213	8,076,892,213
Legal and facultative reserve	9,665,556,681	9,665,556,681
Retained earnings	8,822,944,531	6,642,505,973
Subtotal	27,590,443,959	25,410,005,401
Non-Controlling Interest	17,820,116	17,388,849
Total Shareholders’ Equity	27,608,264,075	25,427,394,250
Liabilities
Non-Current Liabilities
Accounts payable and others (Note 4)	78,628,939	98,358,770
Borrowings (Note 6)	15,108,717,744	15,205,583,112
Lease liabilities	62,644,323	-
Deferred income tax liability	4,405,348,387	5,771,902,244
Provisions and other charges (Note 9)	148,242,851	149,396,345
Total Non-Current liabilities	19,803,582,244	21,225,240,471
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	356,875,211	363,508,457
Accounts payable and others (Note 4)	3,013,974,902	3,459,943,012
Income tax, net of prepayments	424,798,507	8,992,731
Borrowings (Note 6)	2,464,813,183	1,881,782,365
Lease liabilities	119,792,546	-
Provisions and other charges (Note 9)	515,362,953	451,218,796
Total Current Liabilities	6,895,617,302	6,165,445,361
Total Liabilities	26,699,199,546	27,390,685,832
Total Shareholders’ Equity and Liabilities	54,307,463,621	52,818,080,082

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Financial Statements audited for the year ended at December 31, 2018.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At March 31, 2019 and 2018

	Attributable to equity shareholders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01. 19	258,517,299	629,252,640	137,280,595	8,076,892,213	351,808,374	9,313,748,307	6,642,505,973	25,410,005,401	17,388,849	25,427,394,250
Net Income for the period	-	-	-	-	-	-	2,180,438,558	2,180,438,558	431,267	2,180,869,825
Balance at 03.31.19	258,517,299	629,252,640	137,280,595	8,076,892,213	351,808,374	9,313,748,307	8,822,944,531	27,590,443,959	17,820,116	27,608,264,075

Balance at 01.01. 18	258,517,299	616,914,353	137,280,595	8,070,139,180	400,922,966	5,411,803,120	9,280,927,214	24,176,504,727	15,584,897	24,192,089,624
Adjustment IFRS 9	-	-	-	-	-	-	89,208,497	89,208,497	-	89,208,497
Balance at 01.01.18 restated	258,517,299	616,914,353	137,280,595	8,070,139,180	400,922,966	5,411,803,120	9,370,135,711	24,265,713,224	15,584,897	24,281,298,121
Net Income for the period	-	-	-	-	-	-	1,018,179,997	1,018,179,997	(3,119,599)	1,015,060,398
Balance at 03.31.18	258,517,299	616,914,353	137,280,595	8,070,139,180	400,922,966	5,411,803,120	10,388,315,708	25,283,893,221	12,465,298	25,296,358,519

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Financial Statements audited for the year ended at December 31, 2018.

Véase nuestro informe de fecha
8 de mayo de 2019
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Miguel A. Urus Contador Público (UBA) C.P.C.E.C.A.B.A. T° 184 F° 246 Lic. en Administración C.P.C.E.C.A.B.A. T° 28 F° 223	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the three month periods ended at March 31, 2019 and 2018

		03.31.19	03.31.18
	NOTES	$
Cash Flows from operating activities
Net income for the period		2,180,869,825	1,015,060,398
Adjustment for:
Amortization of intangible assets	5	920,781,813	666,130,055
Depreciation of property , plant and equipment	10	2,263,762	2,496,762
Amortization right of use	10	27,752,700	-
Specific allocation of accrued and unpaid income	7	356,875,211	302,774,846
Bad debts provision	8	87,448,733	6,839,652
Income Tax	4	(489,079,895)	651,113,518
Accrued borrowing interest costs	6	297,691,769	222,023,520
Accrued deferred revenues and additional consideration	9	(87,319,996)	(60,512,450)
Accrued and unpaid Exchange differences		369,608,663	(243.191.861)
Contingencies provision	9	2,031,950	7,668,167
Inflation Adjustment		68,843,246	(329,740,906)
Changes in operating assets and liabilities:
Changes in trade receivables		(516,320,395)	135,163,113
Changes in other receivables		(289,606,239)	1,370,048,532
Changes in other assets		(1,156,628)	(148,418)
Changes in accounts payable and others		(90,756,220)	(1,016,477,693)
Changes in liabilities for current income tax		(358,243,637)	(384,760,886)
Changes in provisions and other charges		189,379,880	55,242,264
Changes in fee payable to the Argentine National Government		(325,205,217)	(260,729,552)
Increase of intangible assets		(2,297,528,617)	(1,252,366,772)
Income tax paid		(103,361,811)	(343,269,607)
Net cash (used in)/ provided by operating activities		(55,031,103)	543,362,682
Cash Flow for investing activities
Collection of investments		202,554,910	-
Addition of property, plant and equipment		(104,369)	(50,720)
Net Cash Flow generated by / (used in) investing activities		202,450,541	(50,720)
Cash Flow from financing activities
Payment of leases		(27,551,637)	-
Borrowings paid- principal	6	(14,646,243)	(24,924,125)
Borrowings paid- interests	6	(274,914,643)	(215,779,804)
Dividends paid	9	-	(73,907,633)
Net Cash Flow used in financing activities		(317,112,523)	(314,611,562)

Net (Decrease) / Increase in cash and cash equivalents		(169,693,085)	228,700,400
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period (*)		4,410,046,224	3,828,419,678
Net (Decrease) / Increase in cash and cash equivalents		(169,693,085)	228,700,400
Inflation adjustment		349,413,308	(201,193,696)
Foreign Exchange differences		128,051,972	74,504,518
Cash and cash equivalents at the end of the period		4,717,818,419	3,930,430,900
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	9	761,787	18,956,096
Dividends on preferred shares		3,209,188	3,146,263

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Financial Statements audited for the year ended at December 31, 2018.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

NOTE 1 - COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (“ORSNA” for the acronym in Spanish) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. We can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2018 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the condensed consolidated interim financial statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2018.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 03.31.19	Net Shareholders ‘equity at closing	Income for the year
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	40,597,187	40,882,177	(906,701)
Cargo & Logistics SA.	5,566,259	98.63%	751,130	761,563	(1,053,738)
Paoletti América S.A.	6,000	50.00%	15,526	31,052	(1,829)
Texelrío S.A. (3)	84,000	70.00%	65,897,655	83,396,651	1,047,981
Villalonga Furlong S.A (4)	123,700	1.46%	50,560	3,463,032	(12,988)

(1)	Companies incorporated in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares.
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

NOTE 3 - ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on May 8, 2019.

The National Security Commission (CNV for the acronym in Spanish) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences (FACPCE for the acronym in Spanish), which adopts the application of International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The Condensed Consolidated Interim Financial Statements of AA2000 have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee (IFRIC).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Consolidated Financial Statements of AA2000 as of March 31, 2018 and December 31, 2018, timely approved by the Company’s Board and Shareholders and restated at the closing currency at March 31, 2019, based on the application of IAS 29 (see Note 3.6)

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprised non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting Policies

The accounting policies applied to the Separated Condensed Individual Interim Financial Statements are consistent with the Individual Financial Statements ended at December 31, 2018.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

5) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2019 and have been adopted by the Group

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets.

The Company has revised its lease agreements in force as of January 1, 2019 and has recorded an initial "Right of Use" asset for the initial application of IFRS 16 for a total of $ 182,815,556 and a liability for "Lease liabilities" For $ 182,815,556.

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

There were no other additional changes in the Group's accounting policies based on the effective application standards as of January 1, 2019 described above.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2018.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

6) Estimates (Contd.)

The figures included in the financial statements were measured using its functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is coincident with the presentation currency of the financial statements.

7) Foreign currency translation

Functional and presentation currency

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account a significant increase in inflation during 2018, which in addition to the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Condensed Consolidated Interim Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a high inflation economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the National Institute of Statistics and Censuses (INDEC for the acronym in Spanish). The quarterly index for the period ended March 31, 2019 was 1.1178; likewise, the inter-annual index for the period from March 31, 2018 to March 31, 2019 was 1.5473.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, deferred profits and additional allowances) have been updated by the adjustment coefficients corresponding at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2019. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM, for the acronym in Spanish) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2019, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Statements of Comprehensive Income have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2019, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gain and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for litigations related to the ordinary course of business. No significate liability is expected to arise from contingent liabilities different from the reserved ones.

9) Income and deferred tax - Tax Revaluation

The charge for income tax in the year 2019 was $ 489 million, including a charge for current tax of $ 877 million that was mostly offset by a deferred tax income. During the year, the Company adhered to the tax revaluation of Law No. 27,430, generating a deferred tax income of $ 1,615 million, as well as a higher current tax of $ 517 million.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	03.31.19	12.31.18
	$
Cash and cash equivalents
Cash and funds in custody	79,650,278	79,885,783
Banks	3,704,039,244	3,277,340,163
Checks not yet deposited	20,160,823	27,456,123
Time deposits	913,968,074	1,025,364,155
	4,717,818,419	4,410,046,224
Trade receivables, net
Trade receivables	3,075,415,912	2,873,105,388
Related parties (Note 7)	42,104,504	52,303,872
Checks-postdated checks	27,687,987	38,111,340
Provision for bad debts (Note 8)	(386,371,405)	(359,127,868)
	2,758,836,998	2,604,392,732
Other current receivables
Expenses to be recovered	21,163,335	24,296,666
Guarantees granted	5,700,910	6,171,172
Related parties (Note 7)	6,418,575	7,174,566
Tax credits	932,240,039	1,104,501,528
Prepaid Insurance	17,135,669	31,252,612
Other	4,181,272	5,160,508
	986,839,800	1,178,557,052

Other non-current receivables
Tax credits	545,200	843,050
Trust for Strengthening (Note 7)	4,406,724,938	4,526,320,914
	4,407,270,138	4,527,163,964

Accounts payable and other current
Obligations payable	104,346,854	46,414,290
Suppliers	1,791,677,733	2,093,076,216
Foreign suppliers	46,499,361	79,833,640
Related Parties (Note 7)	113,294,176	157,830,272
Salaries and social security liabilities	762,343,196	918,082,406
Other fiscal liabilities	195,813,582	164,706,188
	3,013,974,902	3,459,943,012

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL	03.31.19	03.31.18
POSITION (Contd.)	$
Accounts payable and other non-current
Tax liabilities	78,628,939	98,358,770
	78,628,939	98,358,770

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	03.31.19	03.31.18
	$
Revenues
Aeronautical revenues	4,536,746,746	3,762,703,626
Non-Aeronautical revenues	2,579,815,784	2,548,721,672
	7,116,562,530	6,311,425,298

As of March 31, 2019 and 2018, "over the time" income from contracts with customers was $6,099,129,192 and $5,294,473,412, respectively.

	03.31.19	03.31.18
	$
Other net incomes and expenses
Trust for Strengthening	176,430,576	156,652,221
Other	(543,208)	(12,158,046)
	175,887,368	144,494,175
Financial Income
Interest	354,987,846	25,603,797
Foreign Exchange differences	102,243,841	(73,777,428)
	457,231,687	(48,173,631)
Financial Expenses
Interest	(323,701,998)	(232,505,407)
Foreign Exchange differences	(496,585,600)	155,668,879
	(820,287,598)	(76,836,528)
	(363,055,911)	(125,010,159)

Income Tax
Current	(877,406,823)	(522,235,255)
Deferred	1,366,486,718	(128,878,263)
	489,079,895	(651,113,518)

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 5 – INTANGIBLE ASSETS

	03.31.19	03.31.18
	$
Original Values
Balance at January 1	55,717,398,782	48,460,082,918
Acquisition	2,298,290,404	1,271,322,868
Balance at March 31	58,015,689,186	49,731,405,786

Accumulated Amortization
Balance at January 1	(15,900,891,954)	(12,762,480,996)
Amortization of the period (Note 10)	(920,781,813)	(666,130,055)
Balance at March 31	(16,821,673,767)	(13,428,611,051)
Total net balance at March 31	41,194,015,419	36,302,794,735

NOTE 6 – BORROWINGS

	03.31.19	12.31.18
	$
Non-current
Negotiable Obligations	15,172,500,000	15,275,884,848
Finance lease liabilities	10,122,115	17,988,155
Cost of issuance of Negotiable Obligations	(73,904,371)	(88,289,891)
Total Non-Current	15,108,717,744	15,205,583,112
Current
Negotiable Obligations	2,430,834,020	1,827,523,468
Finance lease liabilities	44,536,930	54,258,897
Cost of issuance of Negotiable Obligations	(10,557,767)	-
Total Current	2,464,813,183	1,881,782,365
Total	17,573,530,927	17,087,365,477

Changes in borrowings:

	2019	2018
	$
Balance at January 1	17,087,365,477	12,462,061,249
New borrowings	761,787	18,956,096
Payments of borrowings	(289,560,886)	(240,703,929)
Accrued interests	297,691,769	222,023,520
Foreign Exchange differences	477,665,426	(168,687,343)
Inflation adjustment	(392,646)	311,726,972
Net Balance at March 31	17,573,530,927	12,625,376,565

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS (Contd.)

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

At March 31, 2019 the reasonable value of negotiable obligations issued in February 2017 is of $17,518,871,882. Such method of valuation is classified according to NIIF 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at March 31, 2019 and December 31, 2018 are as follows:

	03.31.19	12.31.18
	$
Trade receivables net- Current
Other related companies	42,104,504	52,303,872
	42,104,504	52,303,872

Other current receivables
Other related companies	6,418,575	7,174,566
	6,418,575	7,174,566

Accounts payable and other- Current
Other related companies	113,294,176	157,830,272
	113,294,176	157,830,272

Provisions and other charges
Other related companies	426,249	476,454
	426,249	476,454

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the three month periods ended March 31, 2019 and 2018 the Company has charged to the cost $45,408,469 and $24,318,322 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices.

During the three-month periods ended March 31, 2019 and 2018 the Company has charged at cost $11,768,083 and $8,854,604, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the three-month periods ended March 31, 2019 and 2018, the Company has charged with Helport S.A. to intangible assets $28,914,923 and $198,764,473 respectively and at cost $77,964,612 and $32,555,716 respectively

During the period ended at March 31, 2018, $73,907,633 of dividends have been paid to the shareholders according to their shareholding.

At March 31, 2019 and December 31, 2018 the Company owed the Argentine National Government $356,875,211 and $363,508,457 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $4,406,724,938 and $4,526,320,914 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $12,052,992 and $18,298,372 for the three month periods ended at March 31, 2019 and 2018 respectively.

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the República Argentina or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2019	2018
	$
Initial balance at January 1	359,127,868	255,438,666
IRFS 9 adjustments at the beginning	-	(118,944,663)
Balance at January 1	359,127,868	136,494,003
Increases (*)	138,924,486	6,839,652
Applications	(69,302,602)	-
Inflation adjustment	(42,378,347)	(9,204,421)
Final Balance at March 31	386,371,405	134,129,234

(*) As of March 31, 2019 and 2018 includes $87,448,733 and $6,839,652 respectively in Distribution and Commercialization Expenses (Note 10) and $51,475,753 in Exchange Difference (Note 4).

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Litigation	Related Parties (Note 7)	Deferred Income	Trust for works- Portfolio of Projects 2012/2014 (Note 1.2)	Guarantees Received	Upfront fees from Concessionaires-	Dividends to be paid (Note 7)	Total

At January 1, 2019	74,418,169	476,453	157,950,323	167,556,933	54,098,278	146,114,985	-	600,615,141
Increases	2,031,950	-	125,936,488	563,180,970	31,517,902	10,223,988	-	732,891,298
Decreases	(1,975,806)	-	-	(537,221,114)	(17,244,163)	-	-	(556,441,083)
Inflation adjustment	(7,851,469)	(50,204)	-	(18,545,818)	307,935	-		(26,139,556)
Accruals	-	-	(78,282,941)	-	-	(9,037,055)	-	(87,319,996)
At March 31, 2019	66,622,844	426,249	205,603,870	174,970,971	68,679,952	147,301,918	-	663,605,804

Total current at 03.31.2019	64,016,076	426,249	176,086,802	174,970,971	68,679,952	31,182,903	-	515,362,953
Total Non current at 03.31.2019	2,606,768	-	29,517,068	-	-	116,119,015		148,242,851

At January 1, 2018	96,227,205	703,463	180,564,480	123,799,654	51,333,923	182,332,450	404,337,088	1,039,298,263
Increases	7,668,167	-	26,040,105	230,966,294	16,363,800	5,422,745	-	286,461,111
Decreases	-	-	-	(222,703,228)	(847,453)	-	(73,907,633)	(297,458,314)
Inflation adjustment	(6,183,422)	(43,917)	-	(2,365,174)	(5,545,893)	-	(28,701,392)	(42,839,798)
Accruals	-	-	(49,435,670)	-	-	(11,076,780)	-	(60,512,450)
At March 31, 2018	97,711,950	659,546	157,168,915	129,697,546	61,304,377	176,678,415	301,728,063	924,948,812

Total current at 03.31.2018	95,484,784	659,546	117,494,482	129,697,546	61,304,377	40,411,127	301,728,063	746,779,925
Total Non current at 03.31.2018	2,227,166	-	39,674,433	-	-	136,267,288	-	178,168,887

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

	Cost of sales	Administrative expenses	Distribution and selling expenses	Total
	$
Item
Three month period ended at 03.31.19
Specific allocation of revenues	1,058,583,456	-	-	1,058,583,456
Airport services and maintenance	839,520,255	3,454,051	58,308	843,032,614
Amortization of intangible assets	896,236,412	23,846,069	699,332	920,781,813
Depreciation of property, plant and equipment	2,263,762	-	-	2,263,762
Salaries and social security contributions	884,632,803	135,609,739	12,097,409	1,032,339,951
Fees for services	57,220,013	26,664,541	5,529,395	89,413,949
Public utilities and contributions	139,467,329	988,850	820,393	141,276,572
Taxes	36,752,926	56,236,069	343,001,110	435,990,105
Office expenses	129,325,860	28,630,747	974,972	158,931,579
Insurance	15,237,469	559,330	-	15,796,799
Advertising expenses	-	-	3,868,972	3,868,972
Bad debts charges	-	-	87,448,733	87,448,733
Board of Directors and Supervisory Committee fees	-	5,061,376	-	5,061,376
Amortization right of use	27,752,700	-	-	27,752,700
Other	3,924,760	1,291,678	1,328	5,217,766
Total at 03.31.19	4,090,917,745	282,342,450	454,499,952	4,827,760,147

Three month period ended at 03.31.18
Specific allocation of revenues	939,913,326	-	-	939,913,326
Airport Services and maintenance	864,636,387	10,869,172	4,992,863	880,498,422
Amortization of intangible assets	658,093,883	6,785,204	1,250,968	666,130,055
Depreciation of property, plant and equipment	2,496,762	-	-	2,496,762
Salaries and social security contributions	790,625,508	117,224,449	29,053,976	936,903,933
Fees for services	21,226,210	16,278,708	4,046,815	41,551,733
Public utilities and contributions	142,402,067	999,949	538,284	143,940,300
Taxes	25,603,967	67,540,542	332,002,790	425,147,299
Office expenses	51,659,079	98,490,982	2,703,713	152,853,774
Insurance	16,806,155	1,070,960	-	17,877,115
Advertising expenses	-	-	12,240,773	12,240,773
Bad debts charges	-	-	6,839,652	6,839,652
Board of Directors and Supervisory Committee fees	-	5,451,375	-	5,451,375
Other	3,114,315	2,066,663	83,580	5,264,558
Total at 03.31.18	3,516,577,659	326,778,004	393,753,414	4,237,109,077

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.19		Foreign exchange rates	Amount in local currency at 03.31.19	Amount in local currency at 12.31.18
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	91,669,003	43.1500	3,955,517,494	3,298,437,287
Trade receivables	US$	58,827,928	43.1500	2,538,425,097	2,082,558,196
Investments	US$	-	-	-	208,488,960
Total current assets				6,493,942,591	5,589,484,443
Total assets				6,493,942,591	5,589,484,443
LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	9,224,212	43.3500	399,869,610	408,015,799
	Euros	1,691,933	48.7081	82,414,052	79,799,060
Borrowings	US$	55,142,337	43.3500	2,390,420,300	1,805,159,985
Total current liabilities				2,872,703,962	2,292,974,844

NON-CURRENT LIABILITIES
Borrowings	US$	350,000,000	43.3500	15,172,500,000	15,277,916,687
Total non- current liabilities				15,172,500,000	15,277,916,687
Total liabilities				18,045,203,962	17,570,891,531
Net liability position				11,551,261,371	11,981,407,088

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 12 - OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at March 31, 2019 and 2018 include $5,520,910 and $8,063,518 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At March 31, 2019 capital stock is as follows:

Par Value
$
Paid-in and subscribed	887,769,939
Registered with the Public Registry of Commerce	887,769,939

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - CAPITAL STOCK AND SHARE PREMIUM

The preferential dividend accrued for the year ended December 31, 2018 is $12,585,053. The ordinary, special general meeting of shares classes A, B, C and D and special of preferred shares held on April 9, 2019 resolved not to address the agenda item referred to the purpose of the result for the year 2018, for which purpose a new assembly will be called.

Likewise, the preferential dividend accrued for the three-month period ended March 31, 2019 is $3,209,188 and will be recorded at the time of its approval by the Shareholders' Meeting.

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND APRIL 30, 2019

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;

(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 30, 2019 resolved not to address the agenda item referred to the purpose of the result for the year 2018, for which purpose a new assembly will be called.

NOTE 16 - EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	03.31.2019	03.31.2018
Income for the year, net accrued dividends	2,177,229,370	1,015,033,734
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	8.4220	3.9264

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Individual Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the financial statements audited at December 31, 2018.

There have been no changes in the risk management policies since the last yearly closing.

26

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of March 31, 2018, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values for 2019 and 2018 of this informative report are expressed in constant currency as of March 31, 2019, in accordance with International Accounting Standard N °. 29 "Financial information in hyperinflationary economies". For more information, see Note 3.7 to the Condensed Consolidated Interim Financial Statements as of March 31, 2019.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

• Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

The main works carried out during the quarter ended March 31, 2019 are detailed below:

Ezeiza International Airport:

Works in execution:

- New Control Tower. (Project and supervision of AA2000);

- Beacon ring and main electrical substation;

- Improved Lighting in Access to Waste Area;

- Building of Departures - Hall B. The metallic structure of the building and the Zeppelin, Roof and Courtain Wall, glass and BHS, as well as the Civil Works and installations are in execution;

- The work of Functional Reorganization of the GF in Terminal A is being executed;

27

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Ezeiza International Airport (Contd.):

- Multilevel parking;

- Start of the work of the Road System - Stage 1;

- New Running Parallel to Header 35

Jorge Newbery Airport:

Works in execution:

- External works - sidewalks - landscaping - coastal filling and underground parking;

- Demolition Terminal C (Necessary to be able to execute the first Stage of the New North Platform);

- New beacon substations and control systems;

- Platform and Perimeter Path Lighting.

Works Completed:

- Expansion of Southern and Industrial Platforms

Comodoro Rivadavia Airport:

The following works are being executed:

- New Passenger Terminal of 7560 m2, entering the final stage;

- New parking.

Works started:

- Rehabilitation of track, taxi and platform;

- New Beaconing.

Córdoba Airport:

The work of the airport entrance station finished.

Works in execution:

- Expansion of the parking lot;

- Rehabilitation of runway 18-36 and track marking.

Iguazú Airport:

The following works are in execution:

- Remodeling and expansion of the passenger terminal;

- New Parking;

- Track resurfacing and rehabilitation filming, in the final stage;

- Track Beacon and New vertical signage posters in movement area;

- Expansion of the commercial platform.

28

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Bariloche Airport:

The refurbishment work of the terminal planned to end in the next winter season is underway.

Tucumán Airport:

A project is being developed for the new Tucumán terminal.

San Fernando Airport:

Works in execution:

- New Control Tower;

- RACA demolition;

- Work on Sewer and Storm Infrastructure Stage 1.

San Juan Airport:

Works in execution

- Remodeling of the passenger terminal;

- Rehabilitation of the track.

Salta Airport:

Work is underway to expand the Shipping and Control Areas.

La Rioja Airport:

The work of the New Passenger Terminal is in execution.

Mar del Plata Airport:

The work of the Passenger Terminal Refunctioning is in execution.

Esquel Airport:

The comprehensive remodeling of the passenger terminal is about to begin.

El Palomar Airport:

Work is underway on the new terminal in Hangars 1 and 2 - Stage 1

29

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Jujuy Airport:

Works in execution:

- Complete remodeling of the passenger terminal.

- New Parking and Roads.

- New Control Tower.

- Expansion of the Commercial Platform.

Master Plans:

The Master Plans of the Airports are in execution according to the schedule agreed with the ORSNA.

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements as of March 31, 2019, 2018, 2017, 2016 and 2015 respectively, is presented.

	03.31.19	03.31.18	03.31.17(*)	03.31.16(*)	03.31.15(*)
	Thousands $
Current Asset	8,472,952	6,623,333	5,383,071	1,409,890	991,950
Non-current Assets	45,834,511	40,496,275	9,528,272	6,727,566	5,447,187
Total Assets	54,307,463	47,119,608	14,911,343	8,137,456	6,439,137

Current liabilities	6,895,617	4,249,999	2,722,221	2,092,111	1,580,648
Non- Current Liabilities	19,803,582	17,573,251	6,411,245	2,859,957	2,157,514
Total Liabilities	26,699,199	21,823,250	9,133,466	4,952,068	3,738,162
	27,590,444	25,283,893	5,768,602	3,178,309	2,697,474
Net equity attributable to majority shareholders	17,820	12,465	9,275	7,079	3,501
Non-controlling interest	27,608,264	25,296,358	5,777,877	3,185,388	2,700,975
Net Equity	54,307,463	47,119,608	14,911,343	8,137,456	6,439,137

(*) Amounts not restated per inflation as per General Resolution 777/2018.

30

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the three month periods ended at March 31, 2019, 2018, 2017, 2016 and 2015.

	03.31.19	03.31.18	03.31.17(*)	03.31.16(*)	03.31.15(*)
	Thousands $
Gross Profit	3,027,426	2,796,962	1,486,981	1,021,340	623,381
Administrative and distribution and marketing expenses	(736,842)	(720,531)	(352,938)	(268,033)	(165,367)
Other net income and expenses	175,887	144,494	72,590	54,013	32,757
Operating profit	2,466,471	2,220,925	1,206,633	807,320	490,771
Income and financial costs	(363,056)	(125,010)	(67,256)	(403,464)	(130,575)
Result by exposure to changes in the acquisition power of currency	(411,625)	(429,741)
Result of investments accounted for using the equity method	-	-	-	-	(56)
Income before tax	1,691,790	1,666,174	1,139,377	403,856	360,140
Income tax	489,080	(651,114)	(295,314)	(140,000)	(122,623)
Result of the year	2,180,870	1,015,060	844,063	263,856	237,517
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the year	2,180,870	1,015,060	844,063	263,856	237,517
Result attributable to majority shareholders	2,180,439	1,018,180	843,120	261,918	237,299
Non-controlling interest	431	(3,120)	943	1,938	218

(*) Amounts not restated per inflation as per General Resolution 777/2018.

4. Cash flow structure

	03.31.19	03.31.18	03.31.17(*)	03.31.16(*)	03.31.15(*)
Cash Flows (used in) / generated by operating activities	(55,031)	543,363	208,087	392,576	136,284
Cash Flow generated by / (used in) investing activities	202,451	(51)	(1,425)	(135)	(638)
Cash Flow (used in) / generated by financing activities	(317,113)	(314,612)	3,541,136	(308,689)	(168,845)
Net Cash Flow (used in) / generated by the period	(169,693)	228,700	3,747,798	83,752	(33,199)

(*) Amounts not restated per inflation as per General Resolution 777/2018.

31

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the three month periods ended at March 31, 2019 and 2018

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the three month periods ended at March 31, 2019 and 2018:

Revenues	03.31.19	% revenues	03.31.18	% revenues
	Thousands $		Thousands $
Aeronautical revenues	4,536,747	63.75%	3,762,703	59.62%
Non-aeronautical revenues	2,579,816	36.25%	2,548,722	40.38%
Total	7,116,563	100.00%	6,311,425	100.00%

The following table shows the composition of the aeronautical revenues for the three month periods ended at March 31, 2019 and 2018:

Aeronautical revenues	03. 31.19	% revenues	03. 31.18	% revenues
	Thousands $		Thousands $
Landing fee	403,522	8.89%	305,124	8.11%
Parking fee	160,460	3.54%	124,688	3.31%
Air station use rate	3,972,765	87.57%	3,332,891	88.58%
Total	4,536,747	100.00%	3,762,703	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 03.31.19	4,090,918
Costs of sales for the period ended at 03.31.18	3,516,578
Variation	574,340

32

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the three month periods ended at March 31, 2019 and 2018 (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 03.31.19	282,342
Administrative expenses for the year ended at 03.31.18	326,778
Variation	(44,436)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended at 03.31.19	454,500
Distribution and commercial expenses for the period ended at 03.31.18	393,753
Variation	60,747

Income and financial costs

Net financial income and costs totaled a loss of $363,056 thousand during the period ended at March 31, 2019 with respect to thousands of $125,010 loss during the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $175,887 thousand during the period ended at March 31, 2019 with respect to an income of $144,494 thousand in the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company as of March 31, 2019 amounted to $45,181,795 thousand composed of thousands of $17,573,531 of borrowings and a net equity worth of $27,608,264 thousand, while the total capitalization of the Company at March 31, 2018 amounted to thousands of $37,921,736 comprised of thousands of $12,625,377 of borrowings and a net equity worth of thousands of $25,296,359.

The debt as a percentage of total capitalization amounted to approximately 38.90% as of March 31, 2019 and 33.29% as of March 31, 2018.

33

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the three month periods ended at March 31, 2019 and 2018 (Contd.)

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

6. Index

The information refers to the periods ended at March 31, 2019, 2018, 2017, 2016 and 2015:

	03.31.19	03.31.18	03.31.17(*)	03.31.16(*)	03.31.15(*)
Liquidity (*)	1.26	1.61	2.03	0.69	0.64
Solvency (**)	1.04	1.17	0.64	0.66	0.74
Immobilization of capital	0.84	0.86	0.64	0.83	0.85
Cost effectiveness	0.08	0.04	2.03	0.69	0.64

(*) Amounts not restated per inflation as per General Resolution 777/2018.

(**) Current liabilities and non-current liabilities do not include deferred profits.

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the three month periods ended at March 31, 2019, 2018, 2017, 2016 and 2015:

Airport	03.31.19	03.31.18	03.31.17	03.31.16	03.31.15
	In thousands
Aeroparque	3,482	3,683	3,353	2,928	2,763
Ezeiza	2,939	2,807	2,666	2,639	2,264
Córdoba	947	874	687	551	447
Mendoza	579	442	407	357	308
Bariloche	430	373	328	313	272
Iguazú	385	298	268	235	221
El Palomar	362	26	-	-	-
Salta	325	286	270	235	208
Tucumán	239	219	169	159	131
C. Rivadavia	169	157	141	138	126
Total	9,857	9,165	8,289	7,555	6,740
Overall total	10,609	9,921	8,929	8,111	7,225
Variation	6.9%	11.1%	10.0%	12.3%	5.4%

34

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for the three month periods ended at March 31, 2019, 2018, 2017, 2016 and 2015 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	03.31.19	03.31.18	03.31.17	03.31.16	03.31.15
Aeroparque	31,738	34,123	32,788	29,234	30,109
Ezeiza	20,800	18,517	17,243	17,872	16,091
San Fernando	10,422	11,588	8,835	10,373	9,782
Córdoba	8,845	8,204	6,724	5,652	4,792
Mendoza	5,761	4,726	4,508	3,984	3,533
Bariloche	3,675	3,464	3,252	3,045	2,670
Salta	3,291	3,100	3,703	2,530	2,994
Iguazú	3,201	2,613	2,450	2,114	2,045
El Palomar	2,697	369	-	-	-
C. Rivadavia	2,547	2,432	1,920	2,024	2,051
Total	92,977	89,136	81,423	76,828	74,067
Overall total	111,215	108,169	99,478	93,472	90,446
Variation	2.82%	8.74%	6.40%	3.30%	0.20%

35

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Perspectives for 2019

In the first quarter of this year the passenger traffic of the company has had a very good evolution reaching 10.6 million, of which 6.9 million were domestic passengers and 3.7 million were international passengers, with growth of 15, 4% in domestic and a fall of 6.0% in international compared to the previous year. In total, passenger traffic grew 6.9% compared to the first quarter of the previous year.

This evolution is part of the National Government's plans to favor the increase in passenger traffic with significant improvement in air connectivity throughout the country, consolidating the recovery of foreign tourists, reaching record level in the three-month period.

The outstanding evolution of passengers was also accompanied by a significant growth in investments in infrastructure works both on runways and terminals at airports in the interior of the country and also in the metropolitan area of Buenos Aires. During the first quarter of this year, the Company presented investments to ORSNA for $1,997 million. To this amount it must be added the payments to the trusts of specific allocation for works for $667 million.

It should be noted that, after the jump in the exchange rate that occurred in June 2018, international traffic began to decline, while domestic traffic accelerated the growth that had been evident in the first months of the year. The prospects for the evolution of domestic passenger traffic are positive due to the opening of new routes and the start of operations of several low-cost companies.

36

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as at March 31, 2019, the consolidated statement of comprehensive income for three months period ended March 31, 2019 and the consolidated statements of changes in shareholders' equity and of cash flows for the three-month period then ended and the selected explanatory notes.

The balances and other information for the year 2018 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are in process of being transcribed into the “Inventory and Balance Sheet” book;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations;

c)	we have read the summary of information, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of March 31, 2019, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $92,852,751, which was not yet due at that date.

Autonomous City of Buenos Aires, May 8, 2019.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, which includes the consolidated statement of financial position as of March 31, 2019, the consolidated statements of comprehensive income for the three-month period ended March 31, 2019, and the consolidated statements of changes in shareholders' equity and of cash flows for the three-month period ended March 31, 2019, the explanatory notes and the additional information required by the article 63 subsection a), paragraph 6 of the BYMA Regulations.

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, it is responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report on review of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated May 8, 2019, who states that it has been issued in accordance with The International Standard on Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of March 31, 2019 consider all significant events and circumstances that are known to us, they are in process of being established in the Inventory and Balance Book, they arise from the accounting records taken in their formal aspects in accordance with legal regulations and, in that sense, we have no observations to make.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, May 8th 2019.

Patricio A. Martin
By Surveillance Committee